JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

January 17, 2014

Katie Gordon

Christina Fettig

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”) File Nos. 333-171651 – Registration Statement on Form N-14

Dear Ms. Gordon and Ms. Fettig:

This letter is in response to the comments you provided on January 8, 2014 with respect to the Registration Statement on N-14 covering the proposed merger of the JPMorgan Mid Cap Core Fund (the “Acquired Fund”) with the JPMorgan Mid Cap Equity Fund (the “Acquiring Fund”). Our responses to your comments are set forth below. Except as noted below, we will incorporate the changes referenced below into the definitive filing which will be made pursuant to Rule 497.

COMMENTS

1.	Comment:	On page 1, please include the date as of which the gross expense ratios were calculated.
	Response:	The requested change will be made.

2.	Comment:	On page 1, if appropriate, please remove “or less than” in the first sentence of the last paragraph.
	Response:	The requested change will be made.

3.	Comment:	On page 2, in the carryover paragraph, please disclose that the expenses for the Acquiring Fund’s classes may be higher than disclosed if the expense limitation expires after October 31, 2016.
	Response:	The requested change will be made.

4.	Comment:	On pages 2 and 37, additional disclosure will be required if material repositioning of either Fund’s portfolio will be required as a result of the merger. If material repositioning is not required, please include a statement to that effect.
	Response:	Based on the information available, we do not believe that there will be material repositioning of either the Acquired Fund’s or the Acquiring Fund’s portfolio as a result of the merger. A statement to that effect will be added on pages 2 and 37.

5.	Comment:	Please disclose the estimated total costs of the merger and who will bear those costs.
	Response:	As we discussed, the service providers of the Acquired and Acquiring Funds will bear the cost of the merger through fee waivers and/or expense reimbursements. Therefore, we will include the requested disclosure on page 37 in section entitled “Reasons for the Reorganization and Board Considerations.”

6.	Comment:	Please include the defined terms (Acquired Fund and Acquiring Fund) as well as the Fund names in the column headings for the Annual Fund Operating Expenses tables and in several other tables in the Registration Statement.
	Response:	The requested changes will be made.

7.	Comment:	In footnote 2 to the fee tables, please extend the contractual expense limitation for a period that is at least one year after the effective date of the Registration Statement.
	Response:	The requested change will be made.

8.	Comment:	In footnote 3 to the fee tables, please explain why the last sentence is not duplicative and should not be removed from the footnote.
	Response:	We believe the last sentence should be included. If the Total Annual Fund Operating Expenses for any class of the Acquired Fund dropped below the expense caps identified in the first sentence of the footnote prior to the merger, then the post-merger expense cap would be implemented at the lower level.

9.	Comment:	Please modify the disclosure in the introduction to the “Example” tables on page 13 to explain the various dates through which the expense limitation agreement will run consistent with the information contained in the footnotes to the fee tables.
	Response:	The requested change will be made.

10.	Comment:	Please consider whether to revise the last sentence in the first paragraph under “Investment Process for Both Funds” on page 18 to make the statement less promissory.
	Response:	We respectfully decline to revise the disclosure because in the context of the overall paragraph, we do not believe the statement is promissory. We will, however, consider whether to revise the disclosure at the Acquiring Fund’s next annual update.

11.	Comment:	On page 18, please disclose the length of time that the Acquired Fund and the Acquiring Fund have had the same portfolio managers.
	Response:	The requested change will be made.

12.	Comment:	In the “Capitalization” table on page 52, please add a “Total Fund Net Assets” line at the bottom of the table.
	Response:	The requested change will be made.

13.	Comment:	In the footnotes to the “Capitalization” table on page 52, please explain that no adjustments have been made with respect to the merger costs because the service providers will be responsible for waiving fees and or reimbursing the Funds in the amount of the merger costs.
	Response:	The requested change will be made.

14.	Comment:	On page B-4, please clarify that despite the limited offering of the Acquiring Fund, the shareholders of the Acquired Fund at the time of the merger will be permitted to continue to purchase shares of the Acquiring Fund to the same extent that they previously would have been permitted to purchase shares of the Acquired Fund.
	Response:	The requested change will be made.

15.	Comment:	In the Pro Forma Combined Statement of Assets and Liabilities, please confirm whether the pro forma adjustment to the investment advisory fees needs to be included since the Funds will be reimbursed for the cost of the merger.
	Response:	The pro forma adjustment must be included because it reflects the amount that it is estimated will be reimbursed from investment advisory fees to cover the cost of the merger. This is necessary because both the effect of the merger costs and the effect of the reimbursement are reflected in the pro forma financial statements.

16.	Comment:	In the Pro Forma Combined Statement of Operations, please explain why there is a need to adjust the investment advisory fees if the Funds have the same contractual fees.
	Response:	During the period presented in the pro forma financial statements, the Acquired Fund and Acquiring Fund paid investment advisory fees at the rates of 0.6489% and 0.6488%, respectively. As a result, the Pro Forma Combined Statement of Operations was adjusted so that the Investment Advisory Fee was calculated at an even rate of 0.65%. This approach was taken so that the investment advisory fee reported was a true reflection of what the Pro Forma Combined Fund would have paid during the period presented.

17.	Comment:	In the SAI, please include notes describing the way in which the costs of the merger will be treated and also explaining the expected tax-free nature of the merger.
	Response:	The requested change will be made.

18.	Comment:	Please confirm supplementally that the Funds are not aware of any significant redemptions that will occur as a result of the merger.
	Response:	Based on the information available at this time, we do not believe that there will be significant redemptions in either the Acquired Fund or the Acquiring Fund as a result of the merger.

19.	Comment:	Please include an analysis of the factors outlined in the North American Security Trust (pub. avail. August 5, 1994) no action letter to determine whether the Acquired Fund or the Acquiring Fund should be the accounting survivor of the merger.
	Response:	The following is a summary of those factors and our findings supporting the conclusion that the Acquiring Fund will be the accounting survivor. In addition, as a starting point, we observe that the Acquiring fund is the surviving legal entity whose performance will be used going forward.

1.      Portfolio Management – This factor examines which Fund’s portfolio managers will manage the surviving portfolio. In this regard, both the Acquired Fund and the Acquiring Fund have the same portfolio managers who will continue to manage the Acquiring Fund after the merger.

2.      Portfolio Composition – This factor looks at the portfolio composition of the merged entity against the Acquired and Acquiring Funds’ historical composition to determine whether the merged entity will be closer to the Acquired Fund or the Acquiring Fund. The portfolio composition of the Acquiring and Acquired Funds is currently substantially the same, and the portfolio managers do not anticipate any re-positioning of the portfolio of the Acquiring Fund as a result of the merger. As a result, the portfolio composition of the Acquiring Fund after the merger will be substantially the same as the both Funds prior to the merger.

3.      Investment Objectives, Policies and Restrictions – This factor considers each of these attributes of the merged entity against the Acquired and Acquiring Funds’ policies. We reviewed and compared the investment objectives, investment strategies and restrictions to understand the differences, if any, between the Acquired and Acquiring Funds. Based upon our review, we concluded that the Funds have substantially similar investment objectives, policies, and restrictions. Moreover, none of the Acquiring Fund’s policies will be changed as a result of the merger.

4. Expense Structures and Expense Ratios – This factor considers the load structures, expense ratios and investment advisory fees to measure which Fund the final product more closely resembles.

a. The investment advisory fees of the Acquired Fund and Acquiring Fund are the same and will remain the same after the merger.

b.      The gross expense ratios for each class of the Acquiring Fund upon consummation of the merger is estimated to be lower than the gross expense ratios for each class of the Acquiring Fund (with respect to the Fund’s current classes) and higher than the gross expense ratios for each class of the Acquired Fund immediately prior to the merger. To ensure the Acquired Fund’s shareholders do not experience an increase in net expenses or a dilution of their interests after the merger, the Fund’s investment adviser and certain of its affiliates have agreed to contractually extend the expense caps until October 31, 2016. The Acquiring Fund will launch new Class R2, Class R5 and Class R6 shares to correspond with the existing share classes of the Acquired Fund. The expense caps for these new share classes will be the same as those for the corresponding class of the Acquired Fund.

5.      Asset Size – This factor examines the relative size of each Fund in determining the accounting survivor. The Acquiring Fund is the larger of the two Funds. As of October 4, 2013, the Acquiring Fund had AUM of approximately $1,150 million, whereas the Target Fund had AUM of $993 million.

Based on the above, we believe that the accounting survivor should be the Acquiring Fund.

In connection with your review of the Registration Statement on Form N-14 filed by the Trust on December 23, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to its comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1370.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary

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